(Check One):	UNITED STATES	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden Hours per response … 2.50
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12B-25	SEC FILE NUMBER
☐ Form 10-D		000-30498
☐ Form N-SAR	NOTIFICATION OF LATE FILING	CUSIP NUMBER
☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

DDS Technologies USA, Inc.

Full Name of Registrant

Former Name if Applicable

150 East Palmetto Park Road, Suite 510

Address of Principal Executive Offices (Street and Number)

Boca Raton, Florida 33432

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DDS Technologies USA, Inc. (“DDS”) is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2005, by March 31, 2006, because it needs more time to obtain third party documentation to support the internal valuation of its patent portfolio for accounting purposes. DDS currently intends to file its Form 10-KSB as soon as practicable and in any event no later than the fifteenth calendar day (April 15, 2006) following the date on which the Form 10-KSB was due (March 31, 2006).

SEC 1344 (03-05	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Fasciglione (Name)	561 (Area Code)	750-4450 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DDS Technologies USA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2006	By	/s/ Joseph Fasciglione
Joseph Fasciglione,
Chief Financial Officer